Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064

November 1, 2007

Via EDGAR

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Hexagon Canada Acquisition Inc., Hexagon AB and NovAtel Inc.,
Amendment No. 1 to the Schedule TO/Schedule 13E-3 (File No. 005-50460)

Dear Ms. Murphy:

On behalf of Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned subsidiary of Hexagon AB (“Hexagon”), Hexagon and NovAtel Inc. (“NovAtel” and together with the Offeror and Hexagon, the “Filing Persons”), we submit in electronic form for filing the accompanying Amendment No. 1. to the Schedule TO/Schedule 13E-3 (the “Amended Schedule TO/13E-3”) of the Offeror, Hexagon and NovAtel, together with Exhibits, marked to indicate changes from the Schedule TO/13E-3 as originally filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2007 (the “Original Schedule TO/13E-3”). NovAtel is also submitting Amendment No. 1 to the Schedule 14D-9, together with Exhibits.

The Amended Schedule TO/13E-3 reflects the responses of the Offeror, Hexagon and NovAtel to comments received from the Staff of the Commission (the “Staff”) in a letter, dated October 26, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Amended Schedule TO/13E-3. For your convenience, references in the responses to page numbers are to the marked version of the Amended Schedule TO/13E-3, including the amended Offer to Purchase therein (the “Amended Offer to Purchase”) and the amended Directors’ Circular therein (the “Amended Directors’ Circular”), unless otherwise indicated.

The Offeror’s, Hexagon’s and NovAtel’s responses to the Staff’s comments are as follows:

General

Schedule 13E-3

1.                                      Please amend to include the target, NovaTel Inc., as a filing person on the Schedule 13E-3.  We note that the board of NovaTel recommends the offer and is therefore sufficiently “engaged” in the going-private transaction.  The target must comply with Rule 13e-3(d), (e) and (f).  See Publicly Available Telephone Interpretations, A.III.  Rule 13e-3, Schedule 13E-3, Going-Private Transactions, Question and Answer No. 2 (July 2001).

Response to Comment 1:

The Filing Persons note that NovAtel signed the Original Schedule TO/13E-3 as a filing person.  In response to the Staff’s comment, we have clarified the cover of the Amended Schedule TO/13E-3 to indicate NovAtel as a filing person, together with the Offeror and Hexagon.

2.                                      The information required by Items 7, 8 and 9 of Schedule 13E-3, must be prominently disclosed in a “Special Factors” section in the front of the disclosure document.  See Rule 13e-3(e)(1)(ii).  As currently drafted, these important item requirements are found on pages 57, 59 and 61, respectively.  The opinion of the financial advisor is not found until page 25 of the circular, Exhibit 4 to the Schedule 13E-3.  Please revise your disclosure accordingly and consistent with the further comments for such item requirements as found below.

Response to Comment 2:

The Filing Persons have revised the disclosure of the information required by Items 7, 8 and 9 of Schedule 13E-3 by moving information previously disclosed in the Original Schedule TO/13-E3 to a new “Special Factors” section that was added at the front of the Amended Offer to Purchase immediately after the Summary Term Sheet.  Similarly, the Filing Persons copied the entire summary of the Savvian Advisors’ opinion from the Directors’ Circular included in the Original Schedule TO/13E-3 to the forepart of the Amended Offer to Purchase to be included in “Special Factors” in Section 4 “Third Party Evaluation and Opinion.”

In addition, the Filing Persons have revised the disclosure of the information required by Items 7, 8 and 9 of Schedule 13E-3 to be consistent with the further comments of the Commission for such item requirements as described in more detail below.

Schedule TO-T

Forward Looking Statements, page iv

3.                                      The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Therefore, your reference on page i of the circular to the defined term “forward-looking statements” within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

Response to Comment 3:

NovAtel has deleted the reference to the “Securities Exchange Act of 1934” in the Section entitled “Caution Regarding Forward-Looking Statements” on page i of the Amended Directors’ Circular.

4.                                      You state in this section that, except as required by law, you specifically disclaim any obligation to update any forward-looking information contained in this offer document. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported.  Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Response to Comment 4:

The Filing Persons have revised the disclaimer contained in the Section entitled “Forward Looking Statements” on page iv of the Amended Offer to Purchase and in “Caution Regarding Forward-Looking Statements” on page i of the Amended Directors’ Circular to indicate that the Filing Persons will update the forward-looking statements to reflect any material changes in previously reported information in accordance with the requirements of Rule 13e-3(d)(2).

Summary Term Sheet, page 1

What is Hexagon’s and the Offeror’s position regarding the fairness of the Offer?  Page 2

5.                                      Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of “the Rule 13e-3 transaction” to “unaffiliated security holders.” Your disclosure throughout your document states that the special committee and the board determined that the offer is fair to the shareholders, which are different concepts.  Please revise throughout the disclosure materials, here and in the other filing persons fairness determination sections, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a).  As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

Response to Comment 5:

In response to the Staff’s comment, the Filing Persons have clarified the disclosure to indicate that (i) the term “Offer” as defined and used in the Amended Offer to Purchase and the Amended Directors’ Circular constitutes a “Rule 13e-3 transaction,” (ii) the term “Shares” as defined and used in the Amended Offer to Purchase and the Amended Directors’ Circular refers to all of the issued and outstanding common shares of NovAtel other than common shares owned by the Offeror or any of its affiliates, and (iii) the term “Shareholders” as defined and used in the Amended Offer to Purchase and the Amended Directors’ Circular refers to holders of common shares of NovAtel other than the Offeror or any of its affiliates or any other affiliate security holder of NovAtel.

Accordingly, any reference anywhere in the disclosure documents, including, without limitation, in the Amended Offer to Purchase, Amended Directors’ Circular, to the “Offer” includes “the 13e-3 transaction” and to “Shareholders” is to “unaffiliated security holders.”

The Filing Persons note that at the time that Savvian Advisors delivered its fairness opinion to NovAtel, none of Hexagon, the Offeror or any of their respective affiliates held any shares of NovAtel and, accordingly, their opinion does not address or speak to any Shares held by Hexagon, the Offeror or any of its affiliates. Therefore, references to shareholders in the Savvian Advisors opinion exclude affiliated security holders. Similar disclosure to this effect has been added to the Amended Offer to Purchase at Section 4 “Third Party Evaluation and Opinion” under Special Factors in the Amended Offer to Purchase and the Section entitled “Fairness Opinion” in the Amended Directors’ Circular.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?  Page 5

6.                                      Please eliminate the phrase from the third paragraph that the summary of the Canadian income tax consequences “is qualified” by reference to the circular.  The information you provide in the offer document must be materially complete and the qualification suggest that the offer summary may not be materially complete.  Please revise all such qualifications, including, but not limited to the summary of the summary financial information and fairness opinion, throughout your offer document, accordingly.

Response to Comment 6:

In response to the Staff’s comment, the Filing Persons have deleted all references in the Amended Offer to Purchase and Amended Directors’ Circular to the fact that any of the summaries included therein “are qualified in their entirety.”

Hexagon’s and the Offeror’s position regarding the fairness of the Offer, pages 17 and 59

7.                                      Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor.  The discussion must include an analysis of the extent, if any, to which the filing person’s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A.  To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why not is important for a shareholder seeking to understand the board’s analysis of this transaction. Please expand to address these factors. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity.  We note that the Savvian Advisors’ opinion is incorporated by reference into the “Third Party Evaluation and Opinion.”

Response to Comment 7:

In response to the Staff’s comment, with respect to NovAtel’s recommendation, the Filing Persons copied the recommendation of the Board of Directors from the Directors’ Circular included in the Original Schedule TO/13E-3 into Section 2 “Recommendation of the Board of Directors” of the “Special Factors” Section included in the Amended Offer to Purchase.

With respect to Hexagon and the Offeror, the Filing Persons copied the information previously included on page 59 of the Circular to Section 3 “Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer” in “Special Factors.” In addition, Hexagon and the Offeror enhanced their disclosure to indicate certain factors that were not considered (and, therefore, not previously discussed) and the explanation therefor.

In addition, the Filing Persons deleted the incorporation by reference of the Savvian Advisors’ opinion into Section 4 “Third Party Evaluation and Opinion” of the “Special Factors” and, in response to Comment 2, included a full summary of the Savvian Advisors’ opinion in such Section.

Finally, the Filing Persons direct the Staff’s attention to the fact that each of the Filing Persons indicated that in view of the variety of factors and the amount of information considered in connection with the evaluation of the Offer, none of the Filing Persons found it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and determination. Such information was previously disclosed by the Filing Persons in the Original Schedule TO/13E-3 and is currently disclosed in the Amended Schedule TO/13E-3 in page 15 of the Amended Offer to Purchase (with respect to NovAtel) and in page 16 of the Amended Offer to Purchase (with respect to Hexagon and the Offeror).

8.                                      We note that in making its fairness determination, the board considered the opinion provided by Savvian Advisors that the consideration to be paid pursuant to the offer was fair from a financial point of view to the “shareholders.”  Clarify whether the fairness finding of Savvian Advisors addressed the fairness of the price of the Rule 13e-3 transaction to unaffiliated security holders.   See Item 1014(a) of Regulation S-K.  If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Savvian Advisors, addressed to the company’s shareholders to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

Response to Comment 8:

In response to the Staff’s comment, the Filing Persons have clarified the disclosure to indicate that at the time Savvian Advisors rendered their fairness opinion to NovAtel, none of Hexagon, the Offeror or any of their respective affiliates held any shares of NovAtel, and accordingly, references to shareholders in the Savvian Advisors’ opinion exclude affiliated security holders. In addition, please see the Filing Persons’ response to Comment 5 above.

9.                                      In discussing the procedural fairness of the Rule 13e-3 transaction to unaffiliated security holders, each filing person is required to make the statements found in Item 1014(c)-(e) of Regulation M-A and address each matter in terms of fairness.  Please expand the disclosure accordingly.

Response to Comment 9:

The Filing Persons direct the Staff’s attention to the fifth, sixth and eighth bullet points in Section 2 “Recommendation of the Board of Directors” of the “Special Factors” and to Section 3 “Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer” of the “Special Factors” where the Filing Persons include disclosure required pursuant to Item 1014(c)-(e) of Regulation M-A. The Filing Persons note that such disclosure was previously provided in the Original Offer to Purchase at Section 9 of the “Circular” “Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer” (with respect to Hexagon and the Offeror) and at the Section “Recommendation of the Board of Directors” in the Directors’ Circular (with respect to NovAtel).

Background, page 40

10.                               Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise to summarize all the presentations made by Savvian Advisors and any other outside parties during the course of the meetings you have described, and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.  For example, summarize the discussions and file any written reports that Savvian Advisors provided in connection with the various meetings you cite in your disclosure document, including, but not limited to initial views by Savvian Advisors, referenced on page 43.

Response to Comment 10:

On September 30, 2007, Savvian Advisors discussed its reaction to the proposed purchase price of U.S.$50.00 and discussed with the Special Committee and management the possibility of approaching other potential buyers at this time. NovAtel has enhanced the disclosure to make clear that Savvian Advisors’ reaction was not a preliminary opinion or report. No written reports or representations were prepared or distributed at this time. Moreover, any thoughts then expressed by Savvian Advisors were consistent with the more detailed analysis regarding the proposed transaction as were contained in the materials associated with Savvian Advisors presentation to the Special Committee on October 5, 2007. These materials were previously filed as an exhibit to the Original Schedule TO/13E-3. Accordingly, NovAtel respectfully submits that providing detailed summaries of this informal reaction would be unnecessarily duplicative, noting as well that the proposed purchase price at this time was the same as that ultimately offered.

Purpose, Alternatives and Reasons for the Offer, page 57

11.                               Describe the alternatives and state the reasons for their rejection.  See Item 1013(b) of Regulation M-A.  State the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time.  See Item 1013(c) of Regulation M-A.

Response to Comment 11:

The Filing Persons have supplemented the disclosure pursuant to the requirements of Item 1013(b) of Regulation M-A by specifically identifying the principal alternatives considered and the reasons for their rejection as well as the structure of the Rule 13e-3 transaction in Section 1 “Purposes, Alternatives, Reasons and Effects of the Offer” of the “Special Factors.” In addition, the Filing Persons enhanced the disclosure to clarify the reasons for undertaking the Offer at this time. Finally, the Filing Persons added a cross reference to Section 3 of the Circular to provide for enhanced disclosure as to the reasons for the timing of the Offer.

12.                               Consider adding the word “Effects” to this heading, as stated by Item 1013 of Regulation M-A.  Describe the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences of the transaction. See Item 1013(d) of Regulation M-A.  The description required by paragraph (d) of this section must include a reasonably detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. The benefits and detriments of the Rule 13e-3 transaction must be quantified to the extent practicable. Because this statement is filed by an affiliate of the subject company, the description required by Item 1013(d) of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in both dollar amounts and percentages.  Please note that conclusory statements will not be considered sufficient disclosure in response to this section.  See Instruction 1 to Item 1013 of Regulation M-A.

Response to Comment 12:

In response to the Staff’s comment, the Filing Persons have expanded this heading to read “Purpose, Alternatives, Reasons and Effects of the Offer” which now appears as Section 1 in the “Special Factors” and have moved to this Section the information previously contained in Section 19 “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in the Circular included in the Original Schedule TO/13E-3.  The disclosure of the effects of the Rule 13e-3 transaction on NovAtel, the Offeror, Hexagon and unaffiliated security holders has also been expanded to include, among other things, the federal tax consequences of the Offer in accordance with Item 1013(d) of Regulation M-A.

With respect to the Staff’s comment that “[B]ecause this statement is filed by an affiliate of the subject company, the description required by Item 1013(d) of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in both dollar amounts and percentages,”  we direct the Staff’s attention to the following two sentences that were previously included in the disclosure: “As a result of the Offer, the interest of the Offeror in NovAtel’s book value and net income will increase to the extent of the number of Shares acquired pursuant to the Offer.  NovAtel’s book value per Share as of June 30, 2007 was Cdn.$10.87 and the net income per Share for the six months ended June 30, 2007 was Cdn.$1.28 (basic) and Cdn.$1.24 (diluted).  NovAtel’s book value per Share and net income per Share will not be impacted by the Offer.”

13.                               Please disclose whether the surviving company will be able to utilize any net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

Response to Comment 13:

In response to the Staff’s comment, the Filing Persons enhanced their disclosure in Section 1 “Purpose, Alternatives, Reasons and Effects of the Offer” in the “Special Factors” to include reference to the surviving company’s ability to utilize any net operating loss carryforward and credit carryforward as indicated on page 13 the Amended Offer to Purchase.

Third Party Evaluation and Opinion, page 61

14.                               Our comments in this section refer to the disclosure starting at page 25 of the circular, which as we address in comment number 3, above, we believe should be revised to be found at the forepart of the offer document.  Furnish a summary concerning the negotiation, report, opinion or appraisal. The summary must include, but need not be limited to, the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions received from the subject company or affiliate.  See Item 1015(b)(6).

Response to Comment 14:

In response to the Staff’s comment, as indicated in the response to Comment 2, the Filing Persons copied the entire summary of the Savvian Advisors’ opinion to the front of the Amended Offer to Purchase to be included as part of “Special Factors” in Section 4 “Third Party Evaluation and Opinion.”

15.                               Please expand your summary of Savvian Advisor’s opinion to include all of the information required by Item 1015 of Regulation M-A.  For example, your summary should include, among other things, a description of the qualifications of Savvian Advisors; a description of the method of selection of Savvian Advisors; a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Savvian Advisors, its affiliates, and/or unaffiliated representative; and NovaTel or its affiliates.  State whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid.  We note that the consideration is pursuant to the support agreement.

Response to Comment 15:

In response to the Staff’s comment, the Filing Persons have enhanced the disclosure and copied portions of prior disclosure to the top of the summary of Savvian Advisors’ opinion. NovAtel respectfully submits that information relating to material relationships during the past two years and compensation arrangements appeared in page 32 of the Directors’ Circular included in the Original Schedule TO/13E-3.

16.                               Please eliminate the phrase from second paragraph in bold that the summary of the opinion “is qualified in its entirety” by reference to the full text of the opinion.  The information you provide in the offer documents must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete.

Response to Comment 16:

In response to the Staff’s comment, NovAtel has deleted the following sentence from the second paragraph in bold  “This summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion.”

In addition, the Filing Persons have deleted all references in the Amended Offer to Purchase and Amended Directors’ Circular to the fact that any of the summaries included therein “are qualified in their entirety.” Instead, the Filing Persons added cross references as to where more detailed information can be found elsewhere in the Amended Offer to Purchase or Amended Directors’ Circular, as applicable.

17.                               Please disclose the criteria Savvian Advisors used to determine the comparable companies.  For example, disclose how the selected companies compared with NovaTel in terms of ratio of aggregate value, size, etc.  Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Response to Comment 17:

In response to the Staff’s comment, page 20 of the Amended Offer to Purchase and page 28 of the Amended Directors’ Circular were revised to indicate that Savvian Advisors selected these eleven companies because each company is a publicly-traded GNSS component and systems company that operates in the same industry as NovAtel and to disclose the range of equity values for these comparable companies.

18.                               Similarly, with respect to the selection of the comparable transactions, disclose the criteria Savvian Advisors used to determine the comparable transactions to be used for analysis.  For example, disclose whether the comparable transactions chosen involved going private transactions.  Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Response to Comment 18:

In response to the Staff’s comment, the Filing Persons revised the disclosure to enhance disclosure relating to the bases for selecting these comparable transactions to be consistent with prior disclosure.

Certain Fees, page 78

19.                               Quantify the total fees received by each of  Savvian Advisors and Morgan Stanley referenced on page 78, including any fees contingent upon consummation of the offer or any subsequent transaction, separately stated.  In addition, describe any material relationship and quantify any compensation received from the filing persons by the financial advisors in the preceding two years.  See Item 1015(b)(4).  We note the more detailed disclosure to this effect on page 32 of the circular.

Response to Comment 19:

In response to the Staff’s comment, the Filing Persons enhanced the disclosure with respect to the fees received by each of Savvian Advisors and Morgan Stanley. With respect to Savvian Advisors, the Filing Persons copied the disclosure from page 32 of the original Directors’ Circular to pages 92 of the Amended Offer to Purchase and added reference to any material relationships between Savvian Advisors and any of the Filing Persons. With respect to Morgan Stanley, the Filing Persons added similar disclosure to page 91 of the Amended Offer to Purchase.

In connection with these responses we are authorized to state that each of the Filing Persons acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed with the Staff, the Filing Persons respectfully submit that, in accordance with Rule 13e-3(f)(iii) and Rule 14d-4(d)(1) under the Exchange Act, the Amended Offer to Purchase and the Amended Directors’ Circular are not required to be re-mailed to Shareholders.  The Filing Persons believe that the revisions undertaken in response to the Staff’s Comments do not constitute a “material change” in the information provided to security holders. In response to the Staff’s Comments, the Filing Persons have provided new disclosure (generally, to elaborate on information previously provided) and have more prominently disclosed certain other information (for example, with the grouping of existing disclosure under the heading “Special Factors”). The Filing Persons do not believe that these changes have modified the disclosure made to Shareholders in any material respect that would impact any Shareholder’s decision as to whether or not to tender to the Offer. Finally, the Filing Persons note that the revised disclosure will become publicly available by virtue of its filing with the Commission.

If we may be of further assistance, please do not hesitate to call Ariel J. Deckelbaum on (212) 373-3546 or Brett Cooper on (415) 773-5918.

Yours sincerely,

/s/ Ariel J. Deckelbaum
Ariel J. Deckelbaum
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Copy to:

Frederick W. London, Hexagon Canada Acquisition Inc. and Hexagon AB

                                                Jonathan W. Ladd, NovAtel Inc.

                                                Edwin S. Maynard, Paul, Weiss, Rifkind, Wharton & Garrison LLP

                                                Brett Cooper, Orrick, Herrington & Sutcliffe LLP